SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                      CALIFORNIA COASTAL COMMUNITIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.05 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     42550H
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Asher B. Edelman                              Todd J. Emmerman, Esq.
      717 Fifth Avenue                              c/o Rosenman & Colin LLP
      New York, New York  10022                     575 Madison Avenue
      (212) 371-7711                                New York, New York  10022
                                                    (212) 940-8873
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42550H                  SCHEDULE 13D                Page 2 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            396,203 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        396,203 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      396,203 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.94%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42550H                  SCHEDULE 13D                Page 3 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            440,016 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        440,016 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      440,016 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.37%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42550H                  SCHEDULE 13D                Page 4 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman & Associates LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
                  8     SHARED VOTING POWER

  NUMBER OF             472,016 Shares (comprised of shares owned by Edelman
   SHARES               Value Fund, Ltd. and shares owned by Wimbledon Edelman
BENEFICIALLY            Select Opportunities Hedged Fund, Ltd.)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        472,016 Shares (comprised of shares owned by Edelman Value Fund, Ltd. and shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      472,016 Shares (comprised of shares owned by Edelman Value Fund, Ltd. and shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.69%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42550H                  SCHEDULE 13D                Page 5 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
                  8     SHARED VOTING POWER
  NUMBER OF
   SHARES               396,203 Shares (comprised of shares owned by Edelman
BENEFICIALLY            Value Partners, L.P.)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        396,203 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      396,203 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.94%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42550H                  SCHEDULE 13D                Page 6 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
                  8     SHARED VOTING POWER

                        868,219 Shares (comprised of shares owned by Edelman
  NUMBER OF             Value Partners, L.P., shares owned by Edelman Value
   SHARES               Fund, Ltd. and shares owned by Wimbledon Edelman Select
BENEFICIALLY            Opportunities Hedged Fund, Ltd.)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        868,219 Shares (comprised of shares owned by Edelman Value Partners, L.P., shares owned by Edelman Value Fund, Ltd. and shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      868,219 Shares (comprised of shares owned by Edelman Value Partners, L.P., shares owned by Edelman Value Fund, Ltd. and shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.63%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42550H                  SCHEDULE 13D                Page 7 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            32,000 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        32,000 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42550H                  SCHEDULE 13D                Page 8 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wimbledon Fund, Ltd., Edelman Select Opportunities Hedged Class Shares
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            32,000 Shares (comprised of shares owned by Wimbledon
  OWNED BY              Edelman Select Opportunities Hedged Fund, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        32,000 Shares (comprised of shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,000 Shares (comprised of shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42550H                  SCHEDULE 13D                Page 9 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Weston Capital Management LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            32,000 Shares (comprised of shares owned by Wimbledon
  OWNED BY              Edelman Select Opportunities Hedged Fund, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        32,000 Shares (comprised of shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,000 Shares (comprised of shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 4 is being filed by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"),
(iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman & Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"), (v) Wimbledon Edelman Select Opportunities Hedged Fund, Ltd., a Bahamian corporation ("Wimbledon"), (vi) Wimbledon Fund, Ltd., Edelman Select Opportunities Hedged Class Shares, a Bahamian corporation ("Select"), (vii) Weston Capital Management LLC, a Connecticut limited liability company ("Weston"), and (viii) Asher B. Edelman (such entities and individual are collectively referred to herein as the "Reporting Persons"), with respect to the Common Stock, par value $0.05 per share (the "Common Stock") of California Coastal Communities, Inc., a company incorporated and existing under the laws of the State of Delaware (the "Company") and amends the Schedule 13D (the "Schedule 13D") filed on July 9, 1999 by Edelman Value Partners, Edelman Value Fund, Edelman Management, Edelman Associates and Asher B. Edelman (the "Initial Reporting Persons"), as amended by Amendment Nos. 1 and 2 filed by the Initial Reporting Persons on August 3, 1999 and October 14, 1999, respectively, and by Amendment No. 3 filed by the Reporting Persons on December 9, 1999. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D and the Amendments thereto.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            The aggregate amount of funds used by Edelman Value Partners to purchase shares of Common Stock since the date of Amendment No. 3 to the
Schedule 13D was $164,861. The source of funds used by Edelman Value Fund to purchase such shares was working capital.

            The aggregate amount of funds used by Edelman Value Fund to purchase shares of Common Stock since the date of Amendment No. 3 to the Schedule 13D was $145,372. The source of funds used by Edelman Value Partners to purchase such shares was working capital.

            The aggregate amount of funds used by Wimbledon to purchase shares of Common Stock since the date of Amendment No. 3 to the Schedule 13D was $201,841. The source of funds used by Wimbledon to purchase such shares was capital contributions from Select.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

            On February 3, 2000 Asher B. Edelman sent a letter to the Company's Board of Directors, a copy of which is attached hereto as Exhibit 2, requesting that a representative of the Reporting Persons be appointed to the Board.

Item 5. Interest in Securities of the Issuer.

            (a) Item 5(a) is hereby amended and restated to read as follows:

            The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 10,058,589 shares of Common Stock outstanding as of November 1, 1999, as reported in the Company's quarterly report on Form 10-Q for the period ended September 30, 1999.

            As of the close of business on February 2, 2000:

                  (i) Edelman Value Partners owns 396,203 shares of Common Stock which constitute approximately 3.94% of the shares of Common Stock outstanding;

                  (ii) Edelman Management owns no shares of Common Stock. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 396,203 shares of Common Stock owned by Edelman Value Partners. Such shares of Common Stock constitute approximately 3.94% of the shares of Common Stock outstanding;

                  (iii) Edelman Value Fund owns 440,016 shares of Common Stock which constitute approximately 4.37% of the shares of Common Stock outstanding;

                  (iv) Wimbledon owns 32,000 shares of Common Stock which constitute approximately 0.32% of the shares of Common Stock outstanding.

                  (v) Select owns no shares of Common Stock. As the 100% parent of Wimbledon, Weston may be deemed by the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of the 32,000 shares of Common Stock owned by Wimbledon. Such shares of Common Stock constitute approximately 0.32% of the shares of Common Stock outstanding.

                  (vi) Weston owns no shares of Common Stock. As Portfolio Manager of Wimbledon, Weston may be deemed by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 32,000 shares of Common Stock owned by Wimbledon. Such shares of Common Stock constitute approximately 0.32% of the shares of Common Stock outstanding.

                  (vii) Edelman Associates owns no shares of Common Stock. As Investment Manager of Edelman Value Fund and Trading Advisor of Wimbledon, Edelman Associates may be deemed under the provisions of Rule 13D-3 of the

      Exchange Act Rules, to be the beneficial owner of the 440,016 shares of Common Stock owned by Edelman Value Fund and the 32,000 shares of Common Stock owned by Wimbledon. Such shares of Common Stock constitute approximately 4.69% of the shares of Common Stock outstanding.

                  (viii) Asher B. Edelman owns no shares of Common Stock. As (i) the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund and the Trading Advisor of Wimbledon, Mr. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 396,203 shares of Common Stock owned by Edelman Value Partners, the 440,016 shares of Common Stock owned by Edelman Value Fund and the 32,000 shares owned by Wimbledon. Such shares of Common Stock, in the aggregate, constitute approximately 8.63% of the shares of Common Stock outstanding.

            (c) Item 5(c) is hereby amended as follows:

            Set forth below is a description of all transactions in shares of Common Stock that were effected by any of the Reporting Persons since the date of Amendment No. 2 to the Schedule 13D. All such transactions were effected on the open market.

                                       Purchase       Number            Price
      Entity               Date         or Sale      Of Shares        per Share
      ------               ----         -------      ---------        ---------

Wimbledon                  12/9/99         P              500          $7.00
Wimbledon                  12/10/99        P            6,800          $6.9375
Wimbledon                  12/21/99        P            2,000          $6.4375
Edelman Value Fund         12/22/99        P            2,500          $6.0925
Edelman Value Partners     12/22/99        P            2,500          $6.0925
Wimbledon                  12/22/99        P            1,000          $6.4375
Wimbledon                  12/22/99        P            5,000          $6.0625
Wimbledon                  12/23/99        P            2,200          $6.00
Wimbledon                  12/27/99        P            2,000          $6.00
Wimbledon                  12/29/99        P              900          $5.6875
Edelman Value Partners     12/30/99        P            6,600          $6.28
Edelman Value Partners     12/31/99        P            7,200          $6.65
Edelman Value Fund         12/31/99        P           10,000          $6.65
Wimbledon                  12/31/99        P            4,100          $6.6203
Wimbledon                  1/13/00         P            2,000          $6.5625
Wimbledon                  1/14/00         P            3,000          $6.00
Edelman Value Fund         1/31/00         P              500          $6.875
Wimbledon                  2/2/00          P            2,000          $6.00

Item 7. Material to be Filed as Exhibits.

            Item 7 is hereby amended and restated to read as follows:

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

            Exhibit 2: Letter dated February 3, 2000 from Asher B. Edelman to
                       Board of Directors of the Company

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: February 3, 2000


                             /s/ Scott G. Kasen
                             -----------------------------------------
                             Scott G. Kasen, as attorney-in-fact for each of Asher B. Edelman, Edelman Value Partners, L.P., Edelman Value Fund, Ltd., Wimbledon Edelman Select Opportunities Hedged Fund, Ltd., Weston Capital Management LLC, Wimbledon Fund Ltd., Edelman Select Opportunities Hedged Class Shares, Asher B. Edelman & Associates LLC and A.B. Edelman Management Company, Inc.